Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF FORMATION OF "PF ROYALTY I, LLC",

FILED IN THIS OFFICE ON THE TWENTY-SIXTH DAY OF FEBRUARY, A.D.

2021, AT 2:30 O`CLOCK P.M.



_____
Jeffrey W. Bullock, Secretary of State

5280913 8100
SR# 20210682686

Authentication: 202641327
Date: 03-03-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:30 PM 02/26/2021
FILED 02:30 PM 02/26/2021
SR 20210682686 - File Number 5280913

PF ROYALTY I, LLC

LIMITED LIABILITY COMPANY
CERTIFICATE OF FORMATION

The undersigned, desiring to form a limited liability company under the Delaware Limited Liability Company Act (the "Act") hereby adopt the following Certificate of Formation for such limited liability company pursuant to § 18-201 of the Act.

First: The name of the limited liability company is **PF ROYALTY I, LLC.**

Second: The address of the Company's registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

Third: The Company's purpose is to engage in any lawful act or activity for which a limited liability company may be organized under the Act.

Fourth: The Company shall have perpetual existence, unless earlier terminated pursuant to the terms of the Company's Operating Agreement.

In Witness Whereof, the undersigned has executed this Certificate of Formation of PF ROYALTY I, LLC on this 26th day of February, 2021.

By: PF ADVISORS, LLC
Its: Manager

By: Ryan Werking
Name: Ryan Werking
Its: Manager